ARDENT HEALTH PARTNERS, LLC

340 Seven Springs Way, Suite 100

Brentwood, Tennessee 37027

July 15, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Bagley Jeanne Baker Conlon Danberg Tracey Houser

Re:	Ardent Health Partners, LLC
Registration Statement on Form S-1
File No. 333-280425

Acceleration Request
Requested Date: July 17, 2024
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardent Health Partners, LLC (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-280425 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on July 17, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Stephen C. Petrovich
Stephen C. Petrovich
Executive Vice President, General Counsel and Secretary

cc:	Martin J. Bonick, President and Chief Executive Officer, Ardent Health Partners, LLC
Alfred Lumsdaine, Chief Financial Officer, Ardent Health Partners, LLC

Samir A. Gandhi, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Erika L. Weinberg, Latham & Watkins LLP